NewsRelease TC Energy appoints long-standing Board member, John E. Lowe as Chair of the Board CALGARY, Alberta – Nov. 8, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced on behalf of its Board of Directors (the Board) that John E. Lowe will be appointed as Chair of the Board, effective Jan. 1, 2024. Delivering on his commitment to align with TC Energy’s revised governance guidelines regarding board commitments as outlined in the 2023 Management Information Circular, Siim A. Vanaselja will step down as Board Chair of the Company effective Dec. 31, 2023. Mr. Vanaselja joined the Board of Directors in 2014 and was appointed as Board Chair in 2017. He will continue to serve as a valued member of the Board to ensure an orderly succession and allow the Company the continued benefit of his expertise. “On behalf of the Board of Directors, I thank Siim for his invaluable contributions to the growth and success of TC Energy. We are grateful the Company will continue to benefit from Siim’s institutional knowledge and expertise,” said John E. Lowe, incoming Chair of the Board of Directors for TC Energy. “I am honoured to take this expanded role and look forward to working closely with the management team as we remain focused on project execution excellence, strengthening the balance sheet and maximizing the value of TC Energy’s assets.” Mr. Lowe has been a member of the TC Energy Board of Directors since 2015, currently serving as Chair of the Governance committee and as a member of the Health, Safety, Sustainability and Environment committee, and previously served as Chair of the Audit committee. He also currently serves on the Board of Directors of Phillips 66. Previously, Mr. Lowe served as the non-executive Chair of Apache Corporation’s Board of Directors and as a director of Agrium Inc., DCP Midstream LLC and its wholly owned subsidiary, DCP Midstream GP, LLC, the general partner of DCP Midstream Partners, LP and Chevron Phillips Chemical Co. LLC. His extensive governance experience is paired with over 25 years of various executive and management positions with ConocoPhillips Co., including Assistant to the Chief Executive Officer of ConocoPhillips Co., Executive Vice-President of Exploration & Production and Executive Vice-President of Commercial. “It has been an honour to serve as TC Energy’s Board Chair and I look forward to continuing to work alongside John and this highly capable management team,” said Mr. Vanaselja. “Throughout John’s tenure, he has consistently delivered insightful guidance, sound corporate governance and strategic foresight. I am confident his experience with the Company and thoughtful, disciplined approach will continue to position TC Energy for long-term success, while it delivers energy across North America and globally.” About TC Energy We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. EXHIBIT 99.1

FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522